RMS

SE

18006689

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response...... 12.00	

SEC Mail Processing Section MAR 22 2018 Washington DC 415

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 16324

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Detwiler Fenton & Co

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 Franklin Street, Suite 2600

(No. and Street)

Boston	MA	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Fenton (617) 747-0142

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wolf & Company, P.C.

(Name – *if individual, state last, first, middle name*)

99 High Street	Boston	MA	02110
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

GA

BW

OATH OR AFFIRMATION

I, Peter Fenton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Detwiler Fenton & Co, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Detwiler Fenton & Co.

(A wholly-owned subsidiary of Detwiler Fenton Group, Inc.)

(SEC File Number 8-16324)

Financial Statements and Supplementary Information
For the Year Ended December 31, 2017

Detwiler Fenton & Co.

Table of Contents

WOLF
& COMPANY, P.C.

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Detwiler Fenton & Co.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Detwiler Fenton & Co. (the "Company") as of December 31, 2017, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively, referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Matters of Emphasis

The accompanying financial statement have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has reduced capital balances. This raises substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters also are described in Note 1. The financial statement do not include any adjustments that might result from the outcome of this uncertainty

As discussed in Note 7 to the financial statements, the December 31, 2016 balances presented in the statement of stockholders' equity have been restated.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplementary Information

The Computation of Net Capital Pursuant to Rule 15c3-1 ("supplementary information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2004.

Wolf & Company, P.C.

Boston, Massachusetts
February 27, 2018

Detwiler Fenton & Co.

Statement of Financial Condition

Year Ended December 31, 2017

Assets		
Cash and cash equivalents	$	16,790
Prepaid expenses		195
Total assets	$	16,985
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable and accrued liabilities	$	1,021
Total liabilities		1,021
Commitments and contingencies (Notes 1 and 5)		
Stockholder's equity:		
Common stock, no par value, authorized 7,500 shares, 900 shares issued and outstanding		131,563
Paid-in-capital		3,004,907
Accumulated deficit		(3,120,506)
Total stockholder's equity		15,964
Total liabilities and stockholder's equity	$	16,985

See accompanying notes to financial statements.

Detwiler Fenton & Co.

Statement of Operations

Year Ended December 31, 2017

Revenues:	
Investment banking and financial advisory fees	$ 187,638
Total revenues	187,638
Expenses:	
Compensation and benefits	79,000
General and administrative	57,341
Other operating expenses	103,200
Total expenses	239,541
Loss before income taxes	(51,903)
Income tax expense	-
Net loss	$ (51,903)

See accompanying notes to financial statements.

Detwiler Fenton & Co.

Statement of Stockholder's Equity

Year Ended December 31, 2017

	Common Stock	Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Balance at December 31, 2016	$131,563	$3,088,733	$(3,068,603)	$ 151,693
Capital contributions from Parent	-	61,174	-	61,174
Dividend to Parent	-	(145,000)	-	(145,000)
Net loss	-	-	(51,903)	(51,903)
Balance at December 31, 2017	$131,563	$3,004,907	$(3,120,506)	$ 15,964

See accompanying notes to financial statements.

Detwiler Fenton & Co.

Statement of Cash Flows

Year Ended December 31, 2017

Cash flows from operating activities:	
Net loss	$ (51,903)
Adjustments to reconcile net loss to net cash used by operating activities:	
Changes in:	
Deposit with clearing organization	100,000
Due from Parent	14,174
Commissions payable	(23,126)
Accounts payable and accrued liabilities	(51,860)
Net cash used by operating activities	(12,715)
Cash flows from investing activities:	
Investment from Parent	47,000
Dividend to Parent	(100,000)
Net cash used by investing activities	(53,000)
Net decrease in cash, cash equivalents and restricted cash	(65,715)
Cash, cash equivalents, and restricted cash, beginning of year	82,505
Cash and cash equivalents, end of year	$ 16,790
Supplemental disclosures of cash flow information:	
Non-cash dividend to Parent	$ 45,000
Non-cash contribution from Parent	$ 14,174

See accompanying notes to financial statements.

1. ORGANIZATION

Detwiler Fenton & Co., (the "Company") is a wholly-owned subsidiary of Detwiler Fenton Group, Inc. ("DFG" or "Parent"). Detwiler Fenton & Co. is a broker-dealer which provides investment banking and financial advisory services. The Company is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is headquartered in Boston, Massachusetts.

In January 2017, the Company determined industry sector reports provided to its clients were not subject to industry regulation. Accordingly, the Company transferred the assets and liabilities associated with its capital markets institutional research business to its Parent and immediately ceased the operation of its trading securities desk. This transfer simplified the operations of DFC to remove the variability of its revenues and expenses and will allow the Company to focus its efforts on expanding the operations of its investment banking and financial advisory business.

Going Concern and Liquidity Risk — The accompanying financial statements have been prepared on a going concern basis, which contemplates the continuation of operations, the realization of assets, and the satisfaction of liabilities and commitments in the normal course of business. In 2017, the Company relied on its financial advisory and investment banking revenues to fund its operations. For the year ended December 31, 2017, the Company reported a net loss of $51,903. These results, and the $16,790 of cash on hand at December 31, 2017, raise substantial doubt about the Company's ability to continue as a going concern.

In 2018, the Company will focus on expanding its revenues from existing or new investment banking or financial advisory clients, and will implement further operating cost reductions if necessary, which may include employee layoffs and/or reductions in employee compensation. The Company will require greater revenues, as compared to previous years, to be generated from its investment banking lines of business to achieve profitable results of operations. If the Company achieves an increase in revenues, it is expected such cash flows will provide the working capital necessary to fund the Company's operations in accordance with its currently planned business activities.

Consistent with prior years, DFG will continue to seek capital through an equity financing, and, if successful, DFG would make further investments in the Company to enhance its working capital. DFG will continue to review any such opportunities

ORGANIZATION (concluded)

as they may arise with the intention of recapitalizing its institutional research and/or investment banking businesses (in consideration of a direct investment) or expanding the professional staff and operations of DFC's investment banking and financial advisory business. There is no assurance, however, that DFG will be able to raise sufficient capital to fund its operations on terms that are acceptable, if at all, to maintain its operations.

At December 31, 2017, the Company's investment banking and financial advisory team was comprised of seven registered professionals who are principally compensated on a variable basis determined as a percentage of their success in the generation of revenues. At December 31, 2017, the Company had several investment banking engagements where it was actively pursuing sources of external capital for its clients; however, there can be no assurances of the Company's ability to complete these engagements in the financial markets and, therefore, record revenues to fund its operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash and Cash Equivalents — Cash and cash equivalents include financial instruments with a maturity at date of purchase of three months or less. At times, the Company maintains cash and cash equivalent deposits in excess of federally insured limits at a financial institution. The Company has not experienced any losses in such accounts and does not believe it is exposed to significant credit risk.

Investment Banking and Financial Advisory Revenues — The Company provides investment banking and financial advisory services to its investment banking clients and receives either monthly cash retainers or fees based upon the amount of funds raised for the investment banking client. Retainers are recognized as income when collected and earned. Success fees are recognized as income when a client is successful in raising capital.

Income Taxes — The Company participates in the filing of the consolidated federal income tax return of its Parent and records federal income tax expense as if computed on a separate return.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Deferred income tax assets are recorded for future tax consequences attributable to differences between the financial statement carrying amounts of assets and their respective tax bases. Deferred income tax assets are measured using enacted income tax rates and a valuation allowance is established if it is more likely than not that all or a portion of the deferred tax assets will not be realized. Deferred income tax expense and deferred income tax assets are recorded based upon temporary differences attributable to the Company.

Tax positions taken by the Company are required to be evaluated to determine whether they are more likely than not to be upheld under regulatory review. The estimated tax impact of tax positions which do not meet the more-likely-than-not criteria is required to be recognized in the financial statements. Generally, the Company is no longer subject to federal and state tax examinations by tax authorities for years prior to December 31, 2014. There are no uncertain tax positions that require accrual or disclosure at December 31, 2017.

The Company accounts for interest and penalties related to uncertain tax positions as part of its income tax expense. No interest or penalties were recorded for the year ended December 31, 2017.

Use of Estimates — The preparation of the Company's financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect amounts reported in the accompanying financial statements. Actual results could vary from the estimates that were used.

3. NET CAPITAL REQUIREMENT

The Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission (the "Net Capital Rule") which requires the maintenance of minimum net capital and a ratio of aggregate indebtedness to net capital not to exceed 15 to 1. Net capital is computed under the basic method permitted by the Rule which requires minimum net capital to be $5,000 at December 31, 2017. The Company's net capital was $15,769 or $10,769 in excess of its minimum net capital requirement at December 31, 2017. The Company's ratio of aggregate indebtedness to net capital was 0.06 to 1.00.

A computation of the reserve requirement is not applicable as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

4. INCOME TAXES

Income tax expense (benefit) for the year ended December 31, 2017 follows:

Current:	
Federal	$ -
State	-
Deferred:	
Federal	5,059
State	(2,447)
Change in valuation reserve on deferred income tax asset	(2,612)
Change in deferred tax asset - Federal rate change	220,745
Change in valuation reserve - Federal rate change	(220,745)
Total income tax expense	$ -

Actual income tax benefit differs from the amount using the statutory federal tax rate for the year ended December 31, 2017 as follows:

Expected income tax benefit using statutory federal income tax rate of 34%	$ 17,647
Effects of:	
Change in valuation reserve	2,613
State income taxes, net of Federal tax benefit	1,615
Prior period adjustment	786
Expiration of capital loss carryover	(20,289)
Expiration of charitable contribution carryover	(2,142)
Non-deductible meals	(230)
Change in deferred tax asset - Federal rate change	220,745
Change in valuation reserve - Federal rate change	(220,745)
Total income tax expense (effective income tax rate of 0.0%)	$ -

INCOME TAXES (concluded)

Components of the deferred income tax asset, net at December 31, 2017 follow:

Federal net operating loss carryforward	$ 371,914
State net operating loss carryforward	89,581
Federal capital loss carryforward	7,256
Charitable contributions carryforward	546
Total deferred income tax asset	469,297
Less valuation reserve	(469,297)
Deferred income tax asset, net	$ -

The Company evaluated its deferred income tax assets at December 31, 2017 and determined that it was more likely than not that 100% of the deferred income tax assets would not be realized through future taxable income. Accordingly, a 100% valuation reserve was established at December 31, 2017.

At December 31, 2017, the Company has federal net operating loss carryforwards of $1,771,000 which expire beginning in 2032, state net operating loss carryforwards of $1,422,000 which expire beginning in 2021, and a state capital loss carryforward of $35,000 which expires in 2018.

On December 22, 2017, the President signed into law the Tax Cuts and Jobs Act (the "Act"). The Act includes a number of changes in existing law impacting businesses including, among other things, a reduction in the corporate income tax rate from 35% to 21%, effective on January 1, 2018.

As a result of this rate reduction, the Company revalued its net deferred tax asset as of December 22, 2017 resulting in a reduction in the value of the net deferred tax assets of $220,745, with a corresponding reduction in the valuation reserve.

5. CONTINGENCIES

The Company, from time to time, is subject to legal proceedings and claims which arise in the ordinary course of its business. Resolution of any such matter could have a material adverse effect on the results of operations and financial condition, as well as its regulatory capital. The Company will assert its defenses with respect to any contingency, if required, and the final resolution of any contingency is uncertain. Any legal matter, claim or inquiry may require substantial financial resources including the incurrence of significant legal and defense costs. Accordingly, the Company's cash flows and / or capital resources may not be sufficient to satisfy the

CONTINGENCIES (concluded)

resolution of any contingency if the Company were unsuccessful in defending its position. The Company is a party to an arbitration proceeding initiated by a former employee seeking damages based on allegations principally consisting of wrongful termination and unpaid compensation. The Company has denied claimant's assertions, intends to vigorously defend the claim, believes it has meritorious defenses to this claim, and has asserted several counterclaims.

In the normal course of business, the Company may enter into contracts and agreements that contain a variety of representations and warranties which provide general indemnifications. The maximum exposure to the Company under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

6. RELATED PARTY TRANSACTIONS

Beginning in January 2017, the Company received executive, financial, computer systems and support, human resources and compliance services from its Parent at a monthly cost of $8,600 totaling $103,200 for the year ending December 31, 2017.

In 2017, DFG forgave $14,147 of the Company's intercompany payable. The forgiveness of this intercompany payable was recorded as a contribution from Parent and included as an increase in paid-in-capital by the Company. DFG also contributed $47,000 in cash to the Company during 2017 which was recorded as an increase in paid-in capital. At December 31, 2017, the Company does not owe any intercompany amount to its Parent and the Parent does not owe the Company any intercompany amount. Additionally, the Company issued dividends to its Parent totaling $145,000, which consisted of $100,000 in cash and $45,000 in the form of net assets.

Due to the aforementioned related party transactions, the financial statements of the Company may not be indicative of the financial position, results of operations or cash flows that would have been reported if the Company had conducted its operations as an unaffiliated entity.

7. CHANGE IN METHOD OF ACCOUNTING FOR PROFESSIONAL FEES

On January 1, 2017, the Company elected to change its method of accruing expenses related to certain professional fees. In prior years, such professional fees were accounted for in the fiscal year that the professional fee was associated with. The new

CHANGE IN METHOD OF ACCOUNTING FOR PROFESSIONAL FEES (concluded)

method of accounting for professional fees was adopted to better reflect the recording of the expense reflecting when such services were provided to the Company during the accounting period the services were performed. Accumulated deficit of the Company at December 31, 2016 has been adjusted to apply the new method retrospectively. As a result of the accounting change, accumulated deficit as of December 31, 2016, decreased from $3,083,603, as originally reported using the previous method, to $3,068,603 using the new method.

Detwiler Fenton & Co.

Computation of Net Capital Under SEC Rule 15c3-1
at December 31, 2017

Net Capital:	
Total stockholder's equity	$ 15,964
Less non-allowable assets:	
Prepaid expenses	(195)
Total non-allowable assets	(195)
Net Capital	15,769
Less minimum net capital required	(5,000)
Excess Net Capital	$ 10,769
Schedule of Aggregate Indebtedness:	
Aggregate indebtedness	$ 1,021
Percentage of aggregate indebtedness to net capital	6.47%

Note: No material differences exist between the above computation of net capital and the computation included in the Company's corresponding unaudited FOCUS report on Form X-17-A, Part IIA filing at December 31, 2017.

WOLF
& COMPANY, P.C.

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Detwiler Fenton & Co.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (a) Detwiler Fenton & Co. (the "Company") identified the following provisions under 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (b) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, includes inquiries and other review procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Wolf & Company, P.C.

Boston, Massachusetts
February 27, 2018

Detwiler | Fenton
ESTABLISHED 1962

Exemption Report
December 31, 2017

Detwiler Fenton & Co, Inc. ("Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claims an exemption from 17 C.F.R. §240.15c3-3 under Section k(2)(i).

2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k)(2)(i) for the entire period January 1, 2017 through December 31, 2017, without exception.

I, Peter Fenton, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Peter Fenton, President & CEO
February 27, 2018

Commonwealth of Massachusetts
On this 28 day of Feb 2018, Peter Fenton personally appeared before me, and proved to me through satisfactory evidence of identification, which were MA drivers license to be the person whose name is signed on the preceding or attached document in my presence.

________________, Notary Public
My Commission Expires 12/3/2021

Detwiler | Fenton
ESTABLISHED 1962

February 27, 2018

Wolf & Company, P.C.
99 High Street
Boston, MA 02110

Audit of Financial Statements

The following representations are provided in connection with your audit of the financial statements of Detwiler Fenton & Co. (the "Company"), which comprise the statement of financial condition (also referred to as balance sheet herein) as of December 31, 2017, the related statements of operations and changes in shareholder's equity, and cash flows for the year then ended, and the related notes to the financial statements, for the purpose of expressing an opinion on whether the financial statements are presented fairly, in all material respects, in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

We confirm, to the best of our knowledge and belief, that as of the date of this letter:

1. We have fulfilled our responsibilities, as set out in the terms of the audit engagement letter dated November 10, 2017 for the preparation and fair presentation of the financial statements referred to above in accordance with U.S. GAAP.

2. The financial statements referred to above are fairly presented in conformity with U.S. GAAP. Presentation of the financial statements in conformity with U.S. GAAP is our responsibility.

3. We are responsible for establishing and maintaining effective internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in conformity with U.S. GAAP.

4. We prepared the financial statements to be audited as of December 31, 2017 and we have approved and processed all proposed edits to the financial statements.

5. We have made available to you:
   a. All financial records and related data, including the names of all related parties and all relationships and transactions with related parties;
   b. All additional information that you have requested from us for the purpose of the audit;
   c. Unrestricted access to persons within the entity from whom you determined it was necessary to obtain audit evidence; and

Detwiler | Fenton
ESTABLISHED 1962

d. Minutes of the meetings of shareholders, directors and committees of directors held during the engagement period.

6. We certify that for the period from January 1, 2018 to the date of this letter, there has/have been no
   a. Amendments to the corporate charter and/or bylaws;
   b. Changes in the classes, par or stated value, or rights of any class of capital stock;
   c. Transactions related to the sale, purchase or retirement of the Company's capital stock or issuance of any warrants, rights or options to purchase the Company's capital stock;
   d. Stock dividends, splits or dividends declared but unpaid;
   e. Mergers, reorganizations, business acquisitions or disposals, or formation or dissolutions of any business entities, a related entity, the dissolution of which had no direct impact on the Company;
   f. Adoption or amendment of any employee benefit plan;
   g. Changes in officers or directors;
   h. New employment or other compensatory contracts; or
   i. New pledging of corporate assets, corporate guarantees or corporate debt agreements.

7. We have no knowledge of fraud or suspected fraud affecting the entity involving:
   a. Management.
   b. Employees who have significant roles in internal control.
   c. Others where the fraud could have a material effect on the financial statements.

8. We are aware of one significant deficiency, which includes a material weakness, in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial data. We are responsible for preparing its financial statements in accordance with generally accepted accounting principles ("GAAP"). There were significant audit adjustments recorded as a result of the audit which is indicative of a material weakness in internal control over financial reporting. There were also significant late adjustments provided to us during the course of the audit.

9. We have no plans or intentions that may materially affect the carrying value or classification of assets or liabilities.

10. The following have been properly accounted for and disclosed in the financial statements in accordance with U.S. GAAP, if applicable:
    a. Related-party relationships and transactions.
    b. The effects of all known actual or possible litigation and claims.
    c. Guarantees, whether written or oral, under which the Company is contingently liable.
    d. Security agreements in effect under the Uniform Commercial Code.
    e. All liabilities that are subordinated to any other actual or possible liabilities of the Company.

Detwiler | Fenton
ESTABLISHED 1962

f. Capital stock repurchase options or agreements or capital stock reserved for options, warrants, conversions, or other requirements. Anticipated withdrawals of funds in material amounts from the Company for any reason.
g. All other liens or encumbrances on assets and all assets pledged as collateral.
h. All significant estimates and material concentrations known to management that are required to be disclosed in accordance with the Risks and Uncertainties Topic of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC). Significant estimates are estimates at the balance sheet date that could change materially within the next year. Concentrations refer to volume of business, revenues, available sources of supply or markets for which events could occur that would significantly disrupt normal finances within the next year.

11. We are responsible for making the accounting estimates included in the financial statements. Significant assumptions used by us in making those estimates, including those measured at fair value, are reasonable and reflect our judgment based on our knowledge and experience about past and current events, and our assumptions about conditions we expect to exist and courses of action we expect to take.

12. We have disclosed to you the identity of the entity's related parties and all information concerning related-party relationships, transactions, and amounts receivable from or payable to related parties of which we are aware, including support for any assertion that a transaction with a related party was conducted on terms equivalent to those prevailing in an arm's-length transaction.

13. There are no:
    a. Material transactions that have not been properly recorded in the accounting records underlying the financial statements. There were no material period-end adjusting entries affecting prior annual or interim periods.
    b. Violations or possible violations of laws or regulations whose effects should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.
    c. Other material liabilities or gain or loss contingencies that are required to be accrued or disclosed by the Contingencies Topic of the FASB ASC.
    d. Side agreements or other arrangements (either written or oral) undisclosed to you.

14. We have made you aware of any pending or threatened litigation and claims whose effects should be considered when preparing the financial statements and we have obtained legal counsel concerning any litigation or claims. The Company has determined any pending or threatened litigation and claims will be settled in favor of the Company, be immaterial to the financial statements, or is not yet reasonably estimable.

Detwiler | Fenton
ESTABLISHED 1962

15. The Company has satisfactory title to all owned assets.

16. We have complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

17. All events subsequent to the date of the financial statements, and for which U.S. GAAP requires adjustment or disclosure, have been adjusted or disclosed.

18. Per the agreement with LeClair Ryan, the total legal liability under the outstanding legal cases have been transferred to Detwiler Fenton Group, Inc. in December 2015. Detwiler Fenton & Co. has no legal liability to pay such legal fees transferred and has therefore not accrued this liability in the Detwiler Fenton & Co. financial statements as of December 31, 2017 in accordance with GAAP.

19. We have issued compensation adjustment waivers during the year to employees of the firm. We have discussed potential legal issues with our attorney and have determined that appropriate employment law was followed in executing these compensation adjustments. There exists no written or verbal contractual agreements to make up these compensation adjustments in the future.

20. We have reviewed the complementary user entity control considerations of the Service Organization Controls (SOC 1) Report for the period April 1, 2016 through March 31, 2017 of Automatic Data Processing, Inc.'s Payroll Services as prepared by Ernst & Young LLP dated June 16, 2017, and we believe all applicable controls are in place.

21. Note 1 to the financial statements discloses all of the matters of which we are aware that are relevant to the Company's ability to continue as a going concern, including significant conditions and events, and management's plans. The Company had sufficient funds at December 31, 2017, however, losses from February 2018 and any continued losses throughout 2018 raise substantial doubt about the Company's ability to continue as a going concern. The Company plans to continue its efforts to raise capital through subsequent equity financings at its Parent, focus on generating greater revenues from existing customers and implement operating cost reductions which may include employee layoffs and/or reductions in compensation.

22. The Company is in compliance with the provisions of expense sharing agreements with affiliates. Management believes that the expenses allocated during the year, and expenses expected to be allocated in 2017, are adequate and reasonable to cover the expenses related to the businesses of the Company. Furthermore, all expenses related to the Company were paid by affiliates on a timely basis. The Company is in compliance with the SEC's letter dated July 11, 2003, and the NASD's Notice to Member 03-63 regarding the recording of liabilities and expenses.

23. The Company has not received any invoice from the Public Company Accounting Oversight Board for accounting support fees.

24. With respect to the supplemental information presented in relation to the financial statements as a whole:
    a. We acknowledge our responsibility for the fair presentation of the supplemental information in accordance with 17 C.F.R. § 240.17a-5.
    b. We acknowledge our responsibility for the form and content of the supplemental information in conformity with 17 C.F.R. § 240.17a-5.
    c. We believe that supplemental information, including its form and content, is fairly stated in all material respects.
    d. The methods of measurement or presentation have not changed from those used in the prior period.
    e. The form and content of the supplemental information complies with regulatory requirements of 17 C.F.R. § 240.17a-5 in all material respects.
    f. The following are underlying significant assumptions or interpretations regarding the measurement or presentation of such information:
        i. Identification of non-allowable assets
        ii. Applicability of haircuts and undue concentrations

    We believe such assumptions or interpretations are appropriate.

25. There was one uncorrected misstatement identified in the financial statements for the year ended December 31, 2017. If corrected, the Company's other operating expenses would decrease by $1,800 with a corresponding decrease in capital contributions from Parent. Management has determined that the uncorrected misstatement is not material to the financial statements.

26. The allocation of compensation as indicated in the expense sharing agreement between the Company and Detwiler Fenton Group, Inc. is complete and accurate based upon time spent by each employee between the companies and is in accordance with FINRA Notice to Members 03-63 entitled "Expense-Sharing Agreements."

Review of Exemption Report

In connection with your review of the following statements made by us in our exemption report prepared pursuant to 17 C.F.R. § 240.17a-5: (a) a statement that identifies the provisions in Paragraph (k) of 17 C.F.R. § 240.15c3-3 (the exemption provisions) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the identified exemption provisions); (b) a statement that the Company met the identified exemptions provisions throughout the year ended December 31, 2017, as described in the exemption report; and (c) if applicable, a statement that identifies each exception during the year ended December 31, 2017, in meeting the identified exemption provisions (an exception) and that briefly describes the nature of each exception and the approximate date(s) on which the exception existed,

Detwiler | Fenton
ESTABLISHED 1962

(collectively, the Assertions), in accordance with attestation standards established by the Public Company Accounting Oversight Board, we confirm, to the best of our knowledge and belief, the following representations made to you during the course of your engagement:

1. We are responsible for compliance with the identified exemption provisions throughout the year ended December 31, 2017.

2. We are responsible for the Company's Assertions.

3. We acknowledge our responsibility for establishing and maintaining a system of internal control with the objective of providing the Company with reasonable assurance that any instances of noncompliance with the exemption provisions will be prevented or detected on a timely basis.

4. There are no known matters contradicting the Assertions or any communications from regulatory agencies, internal auditors, those who perform compliance functions, other auditors or others who perform equivalent functions that are relevant to the Company's Assertions received through the date of this letter.

5. We have made available to you all records and other information relevant to the Company's Assertions.

6. No events or transactions have occurred subsequent to year ended December 31, 2017 that would require adjustment to, or disclosure in, the presentation of the exemption report.

7. There has been no knowledge of fraud or suspected fraud affecting the entity involving:
    a. Management.
    b. Employees who have significant roles in internal control.
    c. Others where fraud could have a material effect on the Assertions.

All Engagements

1. During the course of your engagements, you may have accumulated records containing data that should be reflected in our books and records. All such data have been so reflected. Accordingly, copies of such records in your possession are no longer needed by us.

Detwiler | Fenton
ESTABLISHED 1962

2. We acknowledge our responsibility for the design and implementation of programs and controls to provide reasonable assurance that fraud is prevented and detected.

3. We have no knowledge of any allegations of fraud or suspected fraud affecting the Company received in communications from employees, former employees, analysts, regulators, short sellers or others.

4. We have responded fully to all inquiries made to us by you during your engagements.

Peter Fenton
Chief Executive Officer and Managing Director
Detwiler Fenton & Co.

DETWILER FENTON & CO.
225 FRANKLIN ST., SUITE 2300 | BOSTON, MA | 02110 | 617.451.0100 | 800.950.2400
WWW.DETWILERFENTON.COM